SEC
Mail Processing
Section
FEB 26 2013
Washington DC
400

UNITED ST.
SECURITIES AND EXCHA
Washington, D.

13013468

OMB APPROVAL	
IB Number:	3235-0123
ires:	April 30, 2013
stimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Commonwealth Financial Network~~ dba Commonwealth Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Sawyer Road
(No. and Street)

Waltham (City) Massachusetts (State) 02453-3483 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor (Address) Boston (City) Massachusetts (State) 02109 (Zip Code)

CHECK ONE:

- ☐x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, Paul J. Ims swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Financial Network , as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

BRENDA A. FLEURANCOIS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 19, 2015

This report ** contains (check all applicable boxes):

☐ X (a) Facing Page.
☐ X (b) Statement of Financial Condition.
☐ X (c) Statement of Income (Loss).
☐ X (d) Statement of Changes in Financial Condition.
☐ X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ X (g) Computation of Net Capital.
☐ X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ X (l) An Oath or Affirmation.
☐ X (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM

ACCOUNTANTS ▲ ADVISORS

COMMONWEALTH *financial network*

COMMONWEALTH FINANCIAL NETWORK[SM]
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

COMMONWEALTH FINANCIAL NETWORK℠
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES, INC.

CONTENTS

To the Shareholders of
Commonwealth Financial NetworkSM
A Registered Service Mark for Commonwealth Equity Services, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Commonwealth Financial Network SM ("Commonwealth" or the "Company"), a Registered Service Mark for Commonwealth Equity Services, Inc. as of December 31, 2012 and 2011 and the related statements of income, changes in subordinated borrowings, changes in shareholders' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act ("CEAct"), and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Financial Network^{SM} as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
February 22, 2013

COMMONWEALTH FINANCIAL NETWORK[SM]

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2012 AND 2011

	2012	2011
Assets		
Cash and cash equivalents	$ 48,357,566	$ 48,669,151
Restricted cash and cash equivalents	3,712,223	3,480,762
Receivables:		
Brokers and clearing organizations	24,818,027	22,084,200
Employees and registered representatives	19,370,397	19,561,504
Other	32,515	60,936
Securities owned, at fair value	32,578,507	23,194,350
Property and equipment, net	17,826,800	20,961,890
Deferred tax assets	769,943	677,215
Other assets	3,222,146	2,640,571
Deposits with clearing organizations	50,000	50,000
Total Assets	$ 150,738,125	$ 141,380,580
Liabilities and Shareholders' Equity		
Accrued liabilities	$ 11,521,996	$ 8,626,303
Accrued deferred compensation	37,961,414	34,089,185
Payables:		
Brokers and clearing organizations	16,476,858	12,915,971
Trade and reimbursements	7,551,905	8,083,075
Dividends payable	5,907,068	5,893,534
Deferred revenue	666,667	1,333,333
Subordinated borrowings - related parties	61,905,000	61,905,000
Other liabilities	456,824	526,521
Income tax payable	70,426	165,856
Due to affiliates	280,196	227,916
Total Liabilities	142,798,354	133,766,694
Commitments and contingencies (Note 10)		
Shareholders' Equity		
3,000,000 shares authorized and 2,400,000 shares issued and outstanding at December 31, 2011 and 2010	3,254,564	3,254,564
Retained earnings	4,685,207	4,359,322
Total Shareholders' Equity	7,939,771	7,613,886
Total Liabilities and Shareholders' Equity	$ 150,738,125	$ 141,380,580

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Revenue		
Commissions and fees	$ 575,754,100	$ 523,617,043
Non-commission income	110,351,931	99,929,818
Principal transactions	6,961,148	4,051,474
Interest income	1,203,776	1,212,789
Income from Affiliates	1,937,876	1,981,000
Total Revenues	696,208,831	630,792,124
Expenses		
Commissions	527,426,317	477,817,118
Compensation and benefits	80,215,317	72,442,926
Brokerage, exchange and clearing fees	8,379,947	8,940,546
Occupancy	4,777,174	4,787,208
Legal, professional and consulting fees	5,466,714	4,255,162
Communications	2,969,623	2,763,967
Recruiting and advertising	9,145,306	7,495,970
Depreciation and amortization	6,174,311	5,897,822
Data processing and technology	5,031,163	4,159,564
Interest expense	3,599,776	2,882,308
Regulatory	749,835	1,523,104
Miscellaneous expense	1,892,790	2,116,567
Total Expenses	655,828,272	595,082,262
Net Income Before Taxes	40,380,559	35,709,862
Income Taxes	1,113,256	1,114,110
Net Income	$ 39,267,303	$ 34,595,752

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Subordinated Borrowings at January 1, 2011	$ 57,905,000
Increases:	
Issuance of subordinated notes	18,511,000
Decreases:	
Consolidation of existing subordinated notes	(14,511,000)
Subordinated Borrowings at December 31, 2011	61,905,000
Increases:	
Issuance of subordinated notes	11,660,000
Decreases:	
Payment of subordinated notes	(8,550,000)
Consolidation of existing subordinated notes	(3,110,000)
Subordinated Borrowings at December 31, 2012	$ 61,905,000

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total Equity
Balance - January 1, 2011	2,400,000	$ 3,254,564	$ 3,455,690	$ 6,710,254
Dividends	--	--	(34,531,511)	(34,531,511)
Stock option expense	--	--	839,391	839,391
Net income	--	--	34,595,752	34,595,752
Balance - December 31, 2011	2,400,000	3,254,564	4,359,322	7,613,886
Dividends	--	--	(39,684,986)	(39,684,986)
Stock option expense	--	--	743,568	743,568
Net income	--	--	39,267,303	39,267,303
Balance - December 31, 2012	2,400,000	$ 3,254,564	$ 4,685,207	$ 7,939,771

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK℠

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash Flows from Operating Activities		
Net income	$ 39,267,303	$ 34,595,752
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	6,174,311	5,897,822
Deferred compensation expense	3,872,229	3,738,615
Deferred tax benefit	(92,728)	(52,052)
Stock option expense	743,568	839,391
Changes in assets and liabilities:		
Receivables	(2,514,299)	(5,298,072)
Securities owned, at fair value	(9,384,159)	1,607,724
Other assets	(813,037)	(1,037,870)
Payables	3,029,717	3,310,222
Accrued, other liabilities and income taxes	2,730,566	(3,254,740)
Deferred revenue	(666,667)	708,331
Due to affiliates	52,280	(49,094)
Net Cash Provided by Operating Activities	42,399,086	41,006,029
Cash Flows from Investing Activities		
Acquisition of property and equipment	(3,039,220)	(4,870,807)
Net Cash Used in Investing Activities	(3,039,220)	(4,870,807)
Cash Flows from Financing Activities		
Dividends paid	(39,671,450)	(33,265,143)
Proceeds from issuance of subordinated notes - related parties	8,550,000	4,000,000
Payment of subordinated notes - related parties	(8,550,000)	--
Net Cash Used in Financing Activities	(39,671,450)	(29,265,143)
Net (Decrease) Increase in Cash and Cash Equivalents	(311,585)	6,870,079
Cash and Cash Equivalents - Beginning	48,669,151	41,799,072
Cash and Cash Equivalents - Ending	$ 48,357,566	$ 48,669,151
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 3,599,183	$ 2,881,789
Cash paid for taxes	$ 1,401,500	$ 713,316
Non-Cash Transactions:		
Dividends payable	$ 5,907,068	$ 5,893,534
Consolidation of existing subordinated notes	$ 3,110,000	$ 14,511,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Commonwealth Financial Network[SM] is a Registered Service Mark of Commonwealth Equity Services, Inc. ("Commonwealth" or the "Company"). The Company, organized in Massachusetts and founded in 1979, has offices in Waltham, Massachusetts and San Diego, California. The Company is an independent broker/dealer and registered investment advisor that is the "home office" for its national network of independent representatives and independent advisor representatives. These representatives are licensed to sell securities through the Company with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC"), respectively. The Company is also subject to regulation by the U.S. Commodities Futures Trading Commission (the "CFTC") and the National Futures Association. The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC, a Fidelity Investments Company, and other providers.

The Company operates u nder the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenues are generated as a result of the purchase and sale of investment securities and related products. All commission revenues and related commission expenses are recorded on a settlement date basis; amounts recognized do not differ materially from those that would have been recognized on a trade date basis. Revenues also include 12b-1 fees received from certain mutual funds for a period of time after the sale of those funds. In recording revenues for 12b-1 fees, management makes estimates of amounts to be received subsequent to year end for fees earned before year end based on a model that reflects historical collection experience.

SECURITIES OWNED

Proprietary securities transactions are reflected on a trade-date basis. The Company's proprietary security positions are recorded at fair value with the resulting net unrealized gains and losses reflected in current operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENT

The Company conducts its principal trading through two designated trading accounts. One of these accounts is used to facilitate fixed income trading on a same day buy-sell basis. The second account is used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account for no longer than 30 days and are recorded at fair value.

The Financial Accounting Standards Board ("FASB") ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure Fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore, no allowance for doubtful accounts has been provided for.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company defines cash equivalents as liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with a maturity at the date of purchase of 90 days or less.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. All capitalized internal use software development costs are amortized using the straight-line method over the estimated useful life, ranging from three to five years, once placed in service.

INCOME TAXES

For both the years ended December 31, 2012 and 2011, the Company has elected to be treated as an S Corporation. As such, the Company has no federal tax liabilities. Its federal taxable income is reported on the tax returns of its shareholders. However, the Company was liable for state taxes levied on S Corporations by Massachusetts, California, and Texas.

The Company recognizes deferred tax liabilities and assets for expected future state income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING COSTS

The Company charges the costs of advertising to expense as incurred. For the years ended December 31, 2012 and 2011, the Company incurred $1,924,695 and $1,470,396 respectively, in advertising costs.

STOCK-BASED COMPENSATION

The Company records compensation expense based on the fair value for new awards and previously issued awards that are modified, repurchased, or cancelled after the adoption date. Such value is recorded over the requisite service period using the straight-line method.

DEFERRED COMPENSATION

The Company recognizes the obligation to provide postemployment benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated.

RECLASSIFICATIONS

Certain amounts in 2011 were reclassified to provide comparison with 2012 classifications. These reclassifications had no effect on previously reported results of operations or retained earnings.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – *FAIR VALUE MEASUREMENTS*

The following tables present the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Debt Securities				
Municipal bonds	$ --	$ 643,838	$ --	$ 643,838
Auction rate securities	--	--	1,470,500	1,470,500
Equities				--
Mutual funds	14,798,414	--	--	14,798,414
Fixed income mutual funds	15,665,755	--	--	15,665,755
Total securities owned	$ 30,464,170	$ 643,838	$ 1,470,500	$ 32,578,507

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Debt Securities				
Municipal bonds	$ --	$ 2,193,130	$ --	$ 2,193,130
Auction rate securities	--	--	2,495,000	2,495,000
Equities				--
Mutual funds	11,339,736	--	--	11,339,736
Fixed income mutual funds	7,166,484	--	--	7,166,484
Total Securities Owned	$ 18,506,220	$ 2,193,130	$ 2,495,000	$ 23,194,350

Investments in mutual funds, including money market mutual funds, are generally priced at the ending net asset value (NAV) provided by the service agent of the funds. These securities will be categorized as Level 1 securities.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. Municipal bonds will be categorized in Level 2 of the fair value hierarchy.

Auction rate securities are generally valued based on external broker quotes using external price/spread data. If external price data is not observable the valuation is either based on prices of comparable securities or cash flow models that consider inputs including default rates, conditional prepayments rates, loss severity, expected yield to maturity and other inputs specific to each security. Auction rate securities are generally categorized in level 2 or level 3 of the fair value hierarchy.

NOTE 3 – *FAIR VALUE MEASUREMENTS* (CONTINUED)

The following table represents activity in assets measured using Level 3 inputs as of December 31, 2012 and 2011:

	Fair Value Measurements Using Level 3 Inputs				
	Investments				
	Level 3 Beginning Balance January 1, 2012	Realized and Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of Level 3	Level 3 Ending Balance December 31, 2012
Auction Rate Securities	$ 2,495,000	$ 300,500	$ (1,325,000)	$ --	$ 1,470,500

	Fair Value Measurements Using Level 3 Inputs				
	Investments				
	Level 3 Beginning Balance January 1, 2011	Realized and Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of Level 3	Level 3 Ending Balance December 31, 2011
Auction Rate Securities	$ 2,010,750	$ (15,750)	$ 500,000	$ --	$ 2,495,000

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company has a margin account with its clearing firm, National Financial Services, LLC, for the purpose of buying and selling securities in the Company's inventory account. At December 31, 2012 and 2011, there were trades that were pending settlement, resulting in a receivable from clearing organizations of $268,245 and a payable to clearing organizations of $234,004 respectively, included in the statements of financial condition.

NOTE 5 – REPRESENTATIVE LOANS

In order to assist its representatives in setting up their respective businesses, the Company makes various loans to such individuals. These loans are generally forgivable over a five year period and forgiveness is based upon the achievement of specific quota of commissions. In some cases, loans are non-forgivable and are subject to an amortization schedule, with monthly payments of principal and interest required. As of December 31, 2012 and 2011, the balances of representative loans owed to the Company were $19,023,306 and $19,244,831, respectively. At December 31, 2012 and 2011 $11,432,606 (60%) and $11,468,970 (60%), respectively, of the outstanding amount was forgivable.

NOTE 6 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at December 31:

	2012	2011
Computers, furniture and fixtures	$ 19,797,176	$ 18,063,525
Software	21,801,466	21,589,482
Leasehold improvements	6,495,634	5,402,048
	48,094,276	45,055,055
Less: accumulated depreciation	(30,267,476)	(24,093,165)
	$ 17,826,800	$ 20,961,890

Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was $6,174,311 and $5,897,822, respectively.

NOTE 7 – SUBORDINATED BORROWINGS - RELATED PARTY

The lenders, consisting of the Company's principal shareholders, have, under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by FINRA and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2012 and 2011 an additional $8,550,000 and $4,000,000, respectively was loaned to the Company. In 2012 and 2011, the Company consolidated certain loans in the aggregate of $3,110,000 and $14,511,000, respectively. At December 31, 2012 and 2011, subordinated loans amounted to $61,905,000 and $61,905,000, respectively.

NOTE 7 – SUBORDINATED BORROWINGS - RELATED PARTY (CONTINUED)

The Company has subordinated borrowings maturing as follows:

2013	$ --
2014	8,640,000
2015	25,883,000
2016	27,382,000
Total	$ 61,905,000

The interest rate on all subordinated debt is at the prime lending rate, plus an additional amount ranging from one to three percent (4.25% to 6.25%), payable monthly. All subordinated notes issued on or after November 30, 2010 have a minimum interest rate of 6%. Interest expense on these loans for the years ended December 31, 2012 and 2011 totaled $3,599,183 and $2,881,801, respectively.

NOTE 8 – INCOME TAXES

The Company has recorded a provision for state income taxes, based on its taxable income, as well as a deferred benefit for state taxes as a result of a deferred tax asset that is generated from the tax effect of temporary differences primarily resulting from capitalized software development costs, accruals, depreciation, and amortization. Deferred tax assets at December 31, 2012 and 2011 were $769,943 and $677,215, respectively.

The components of the provision for income taxes are as follows as of December 31:

	2012	2011
State income tax provision - current	$ 1,205,984	$ 1,166,162
State income tax benefit - deferred	(92,728)	(52,052)
	$ 1,113,256	$ 1,114,110

The components of deferred tax assets are as follows as of December 31:

	2012	2011
Depreciation and amortization	$ 37,086	$ 37,792
Accruals	1,035,246	1,000,553
Capitalized software	(216,139)	(313,520)
Other	(86,250)	(47,610)
	$ 769,943	$ 677,215

NOTE 9 - OPTION PLANS

STOCK OPTION PLAN

On July 1, 2000, the Company adopted the Commonwealth Non-Qualified Stock Option Plan (the "Plan") designed to encourage employees to continue employment with the Company. The Plan permits the Company to grant options to its employees up to a maximum of 600,000 shares. Options granted under the Plan generally vest over a five-year period and expire 25 years from the grant date.

Information with respect to activity under the Plan is as follows:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price
Options outstanding, January 1, 2011	469,366	$19.40 - $96.94	$ 65.85
Granted	81,220	$90.64 - $99.66	$ 96.04
Exercised	--	--	$ --
Canceled	(52,046)	$19.40 - $96.88	$ 62.80
Options outstanding, December 31, 2011	498,540	$19.81 - $96.94	$ 70.95
Granted	72,450	$93.02 - $95.80	$ 93.55
Exercised	--	--	$ --
Canceled	(39,920)	$20.18 - $99.66	$ 69.22
Options outstanding, December 31, 2012	531,070	$19.81 - $99.66	$ 74.17
Options exercisable, December 31, 2011	392,718	$19.81 - $99.66	$ 65.58
Options exercisable, December 31, 2012	427,386	$19.81 - $99.66	$ 69.54

The weighted average remaining contractual term in years was 20.53 for options outstanding at December 31, 2012 and 19.82 for options exercisable at December 31, 2012.

The following table provides a summary of the status of the Company's unvested stock options for the purchase of shares as of December 31, 2012 and the changes during the year then ended:

	Shares	Weighted Average Grant Date Fair Value
Non-vested - beginning of year	105,822	$ 11.92
Granted	72,450	$ 10.60
Vested	(65,416)	$ 11.72
Forfeited	(9,172)	$ 11.46
Non-vested - end of year	103,684	$ 11.72

NOTE 9 - OPTION PLANS (CONTINUED)

STOCK OPTION PLAN (CONTINUED)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants issued during the years ended December 31:

	2012	2011
Risk free interest rate	2.00%	2.00%
Expected dividend yield	0%	0%
Expected life	5 years	5 years
Volatility	6.20%	6.32%

The weighted average grant date fair value using the Black-Scholes option pricing model was $10.60 and $11.02 during the years ended December 31, 2012 and 2011, respectively. Total stock option compensation expense attributable to options granted during the years ended December 31, 2012 and 2011 was $743,568 and $839,391, respectively. In addition, the Company recognized $957,807 and $1,599,199 for the years ended December 31, 2012 and 2011, respectively, as an expense attributable to payouts for vested options.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE

The Company leases office space in Waltham, Massachusetts, San Diego, California and Marlborough, Massachusetts with expiration dates in 2020, 2016, and 2020, respectively.

During July 2005, the Company began to lease additional space in its Waltham Massachusetts office and extended the lease term through 2020. As part of the lessor's requirement for leasing this additional office space in Waltham, the Company has set aside funds totaling approximately $2,700,000, which is included in restricted cash and cash equivalents on the Statement of Financial Condition. Additionally, the Company subleases part of their Waltham and San Diego offices and the rental receipts reduce the Company's overall rental costs. Sublease rental income included as a reduction of rent expense was $353,405 and $588,555 for the years ended December 31, 2012 and 2011, respectively. The Company has entered into various operating leases for office equipment and furniture.

NOTE 10 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASE (CONTINUED)

Future minimum lease payments under operating leases are as follows:

	Facilities	Equipment and Furniture
2013	$ 3,793,735	$ 38,448
2014	3,813,687	34,822
2015	3,833,646	23,892
2016	3,028,498	11,946
2017	3,322,661	--
Thereafter	6,700,317	--
Total	$ 24,492,544	$ 109,108

Rent expense under these leases was $3,743,597 and $3,693,844 for the years ended December 31, 2012 and 2011, respectively. The total amount of minimum rentals to be received in the future under non-cancelable subleases is $589,954 as of December 31, 2012.

LITIGATION AND CLAIMS

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At December 31, 2012 and 2011the Company was the co-defendant in several lawsuits. Management believes, based on current available information, that the results of such proceedings in the aggregate will not have a material adverse effect on the Company's financial condition. The Company has Errors and Omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned claims. The Company has accrued expenses for legal costs and potential settlements of approximately $310,000 and $400,000 for the years ended December 31, 2012 and 2011, respectively.

DEFERRED COMPENSATION

The Company has entered into agreements (the "Agreements") with ten employees (the "Employees") that provide for the payment of deferred compensation upon termination of employment, subject to five-year vesting schedules. Following termination of employment, each of the Employees will be entitled to receive cash payments that in total equal the value of his or her vested deferred compensation as determined under terms of the Agreements. The Company began recording accrued deferred compensation expense in 2006 in accordance with the vesting schedules. The Company recorded deferred compensation expense of $3,872,229 and $3,738,615 for the years ended December, 31, 2012 and 2011 respectively, pursuant to the terms of the Agreements.

NOTE 10 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

EQUITY REPURCHASE OBLIGATION – MINORITY OWNER

The Company is obligated to repurchase the equity interest of a minority owner, also an employee, as a result of an agreement signed in 1999 (the "1999 Agreement"). Following termination of his employment and in exchange for his entire equity ownership interest, the minority owner will receive six semi-annual cash payments that in total equals the value of his equity interest, as determined under the terms of the 1999 Agreement.

NOTE 11 – 401(K) PLAN

The Company maintains a qualified retirement plan (the "Plan") under Internal Revenue Code 401(k) covering substantially all employees. Employer contributions made to the Plan for the years ended December 31, 2012 and 2011 were $1,523,376 and $1,485,396, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

DUE TO AFFILIATE

During the course of the year, the Company advances to and borrows from related parties to facilitate short-term cash flow requirements. These related parties are owned and controlled by a principal officer and shareholder of the Company. The balances consisted primarily of monies owed to and due from CES Insurance Agency, Inc. ("CESI"). CESI is an affiliated entity that assists the Company's independent representatives in the selling of insurance-based products. The Company provides ongoing operational and marketing services to CESI at prevailing market rates. At December 31, 2012 and 2011, the balance due to affiliated parties was $280,196 and $227,916, respectively. Expenses allocated to CESI for marketing and operational services were $1,937,876 and $1,981,004 for the years ended December 31, 2012 and 2011, respectively.

During the course of the year, the Company paid premiums to an affiliated insurance company, Claridge Insurance Company ("Claridge"). Claridge is owned and controlled entirely by a holding company that, in turn, is owned and controlled by a principal officer and shareholder of the Company. The Company pays premiums to Claridge on a monthly basis in exchange for errors and omissions coverage of up to $2,000,000 per occurrence. For the years ending December 31, 2012 and 2011, the Company paid Claridge a total of $3,600,000 and $3,300,000, respectively, in premiums.

NOTE 12 – RELATED PARTY TRANSACTIONS (CONTINUED)

DIVIDENDS

The Company declared dividends of $39,684,986 and $34,531,511 for the years ended December 31, 2012 and 2011, respectively.

NOTE 13 – CONCENTRATIONS

For the years ended December 31, 2012 and 2011, commissions receivable from the Company's clearing firm, National Financial Services, LLC, was $12,395,873 and $13,603,151, respectively, or 50% and 62%, respectively, of all receivables from brokers, product sponsors, and clearing organizations.

NOTE 14 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, the Company had net capital of $18,078,490 and $15,528,629, respectively, which was sufficient to meet the required net capital of $5,409,287 and $4,821,156, respectively. The Company's net capital ratio for December 31, 2012 and 2011 was 4.49 and 4.66 to 1, respectively.

COMMONWEALTH FINANCIAL NETWORK[SM]

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

YEAR ENDED DECEMBER 31, 2012

Schedule I

Total shareholders' equity		$ 7,939,771
Subordinated loans for equity capital		61,905,000
Total capital and allowable subordinated liabilities		69,844,771
Less: non-allowable assets for the Statement of Financial Condition		(46,844,665)
Net capital before haircuts on securities		23,000,106
Less: haircuts on securities		(4,921,616)
Net capital		18,078,490
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 5,409,284	
or Minimum dollar net capital requirement	100,000	5,409,287
Excess net capital		$ 12,669,203
Aggregate indebtedness		$ 81,139,257
Percentage of aggregate indebtedness to net capital		449%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

See Independent Auditors' Report.

COMMONWEALTH FINANCIAL NETWORK℠

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2012

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(ii).

See Independent Auditors' Report.

COMMONWEALTH FINANCIAL NETWORK^{SM}

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2012

Schedule III

Information relating to possession or control requirements is not applicable to Commonwealth Financial Network^{SM} as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

To the Shareholders of
Commonwealth Financial Network^{SM}
A Registered Service Mark for Commonwealth Equity Services, Inc.

In planning and performing our audit of the financial statements of Commonwealth Financial Network^{SM}, a Registered Service Mark for Commonwealth Equity Services, Inc. ("Commonwealth" or the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is not engaged in soliciting or in accepting orders for the purchase or sale of any commodity for future delivery on or subject to the rules of any contract market or derivatives transaction execution facility and; in or in conjunction with such solicitation or acceptance of orders, nor does it accept any money, securities, or property (or extend

credit in lieu thereof) to margin, guarantee, or secure any trades or contracts that result or may result there from, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder and the segregation of funds based upon such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the first, second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity

Exchange Act, and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CFTC or both in their regulation of registered brokers-dealers and futures commission merchants and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
February 22, 2013

MARCUM

ACCOUNTANTS ▲ ADVISORS

COMMONWEALTH *financial network*

COMMONWEALTH FINANCIAL NETWORK[SM]

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders of
Commonwealth Financial NetworkSM
A Registered Service Mark for
Commonwealth Equity Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Commonwealth Financial NetworkSM and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Commonwealth Financial NetworkSM's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Commonwealth Financial Network SM's management is responsible for Commonwealth Financial NetworkSM's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment and accrued amount in Form SIPC-7 with respective cash disbursement records entries (copy of cancelled check, related bank statement, and excel spreadsheet calculating the annual assessment and the accrued amount), and traced the accrued amount to the trial balance, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, (excel spreadsheet reconciling the SIPC-7 to the quarterly and year end trial balances), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (excel spreadsheet reconciling SIPC-7 to the quarterly and annual trial balances) supporting the adjustments noting no differences; and

5. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination of the Company's compliance with the applicable instructions to Form SIPC-7, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
February 22, 2013

COMMONWEALTH FINANCIAL NETWORK[SM]

SCHEDULE OF ASESSMENT AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

General assessment			$ 995,606
Less: payments made			
	Date Paid	Amount	
	7/26/12	$ 452,356	(452,356)
Interest on late payment(s)			--
Total assessment balance and interest due			$ 543,250
Paid with this Form SIPC 7			$ 543,250

COMMONWEALTH FINANCIAL NETWORK[SM]

DETERMINATION OF SIPC NET OPERATING REVENUES

FOR THE YEAR ENDED DECEMBER 31, 2012

Total Revenue (Focus Line 12 Part 11A Line 9)		$ 677,414,790
Additions		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		18,143,011
Net loss from principal transactions in securities in trading accounts		--
Net loss from principal transactions in commodities in trading accounts		--
Interest and dividend expense deducted in determining total revenue		--
Net loss from management of or participation in underwriting or distribution of securities		--
Expenses other than advertising, printing, registration fees and legal fees deducted in in determining new profit from management of or participation in underwriting or distribution of securities		--
Net loss from securities in investment accounts		--
Total Additions		18,143,011
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products		288,124,461
Revenues from commodity transactions		--
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		5,801,339
Reimbursement for postage with proxy transactions		--
Net gain from securities in investment accounts		--
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		--
Direct expense of printing, advertising and legal fees incurred in connection with other revenue related to the securities business		--
Other revenue not related either directed or indirectly to the securities business - securities business - Rental Income		353,405
Greater of:		
Total interest & dividend expense but not in excess of total interest and dividend income	$ 1,203,776	
40% of interest earned on customers securities accounts	3,036,367	3,036,367
Total Deductions		297,315,572
SIPC Net Operating Revenues		$ 398,242,229
General Assessment @ .0025		$ 995,606